FORM 4					UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549			OMB APPROVAL
OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response 0.5
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b) (Print or Type Responses)	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person* Simons James H.	2. Issuer Name and Ticker or Trading Symbol Cylink Corporation (CYLK)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X _ Director X 10% Owner Officer (give title Other (specify below) below) ___________________________________
(Last) (First) (Middle) c/o Renaissance Technologies Corp. 800 Third Avenue	IRS Identification Number of Reporting Person, if an entity (Voluntary)				Statement for Month/Year February 2002
(Street) New York New York 10022					5. If Amendment, Date of Original (Month/Year)	Individual or Joint/ Group Filing (Check applicable line) _X__ Form filed by One Reporting Person ____ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action date (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock							7,577,514	I	(1)
Common Stock							1,748,605	I	By Shining Sea Ltd. (2)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v)

Potential persons who are to respond to the collection of information contained in this form are not (Over)
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FORM 4 (continued) Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deriv- ative Security	3. Trans- action Date (Month/ Day/ Year)	4. Transac- tion Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Deriv- ative Securities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of De- rivative Secu- rity: Direct (D) or Indi- rect (I) (Instr. 4)	11. Nature of Indirect Beneficial Owner- ship (Instr. 4)
							Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
			Code	V	(A)	(D)
NQSO	$2.04	2/8/02	A		2,420		2/8/02	2/8/08	Common Stock	2,420		2,420	D
NQSO	$6.40						Immed.	1/25/05	Common Stock	8,000		8,000	D
NQSO	$3.969						Immed.	6/1/05	Common Stock	10,500		10,500	D

Explanation of Responses

  Represents 342,504 shares held by Topspin Associates, L.P. and 7,235,010 shares held by Topspin Partners, L.P. Mr. Simons is the President and principal shareholder of Renaissance Technologies Corp., which is a Managing Member of Topspin Management, LLC. Topspin Management, LLC is the General Partner of Topspin Associates, L.P. and Topspin Partners L.P. The reporting person disclaims beneficial ownership of these shares except as to the extent of his indirect pecuniary interest in Topspin Associates, L.P. and Topspin Partners, L.P.
  These shares are held by Shining Sea Ltd., a Bermuda company owned by certain trusts created under the laws of Bermuda of which Dr. Simons and his descendants are the principal beneficiaries. Dr. Simons disclaims beneficial ownership of these shares.

*Intentional misstatements or omissions of facts constitute Federal Criminal Violations. James H. Simons

s/s James H. Simons

**Signature of Reporting Person Date: August 28, 2002

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.

If space is insufficient, see Instruction 6 for procedure.

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